Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: April 23, 2021

The following communications were made available on LinkedIn and Twitter on April 23, 2021:

LinkedIn:

[a copy of the news release is set forth below]

[the linked video communication is transcribed below]

Twitter:

[a copy of the news release is set forth below]

[the linked video communication is transcribed below]

On April 23, 2021, Canadian National Railway Company (“CN”) issued the following news release linked in the social media postings set forth above:

North America’s Railroad

NEWS RELEASE

CN FILES LETTER WITH SURFACE TRANSPORTATION BOARD

Details why its superior proposal is procompetitive and in best interest of customers

Corrects misleading statements made by Canadian Pacific

MONTREAL, April 23, 2021 — CN (TSX: CNR, NYSE: CNI) today filed a letter with the Surface Transportation Board (“STB”) regarding CN’s superior proposal to acquire Kansas City Southern (NYSE: KSU) (“KCS”) in a cash-and-stock transaction valued at $33.7 billion, or $325 per share1. In its letter, CN lays out in detail why its proposal is procompetitive and in the best interest of customers, and corrects misleading statements submitted to the STB by Canadian Pacific Railway Limited.

The following is a copy of that letter:

April 23, 2021

The Honorable Cynthia T. Brown

Chief, Section of Administration, Office of Proceedings

Surface Transportation Board

395 E Street S.W.

Washington, DC 20423

Re: Finance Docket No. 36500, Canadian Pacific Railway, Ltd., et al.—Control—Kansas City Southern, et al.

Dear Ms. Brown,

I write on behalf of Canadian National Railway Company and its rail operating subsidiaries (“CN”) to respond to yesterday’s letter filing by the “Canadian Pacific Applicants” (“CP”).

[1]	Based on CN closing share price on the NYSE of $118.13 as of April 19, 2021.

As the Board is aware, on April 20, CN submitted a proposal to the Board of Directors of Kansas City Southern (“KCS”) proposing a combination of CN and KCS (the “CN Proposal”). KCS is currently evaluating that proposal under the terms of its merger agreement with CP, which explicitly contemplated a process under which KCS could consider superior offers made by other bidders.

CN is confident that KCS will recognize the value of the CN Proposal and will choose to partner with CN. But that is a choice for KCS and its shareholders to make. Under the terms of the KCS-CP merger agreement, CP has the opportunity to make a competitive counteroffer if it wishes and to make its pitch to KCS for why such a counteroffer would be superior.

Instead of presenting its case to KCS, however, CP resorts to a letter filing in its own transaction docket claiming that a potential CN-KCS combination would be “illusory” and would be “anticompetitive.” Notably, KCS did not join CP in this filing. While this docket is plainly not the right forum to litigate the merits of a CN-KCS combination that KCS is still evaluating, CP’s assertions that the CN Proposal is somehow “anticompetitive” require a response.

First, the CN Proposal is a manifestly superior offer to KCS because the combined CN-KCS network can provide more public benefits by connecting the continent, promoting growth, and competing more aggressively with the trucking industry for long-haul movements. Rail customers will benefit from more seamless single-line service, but so will local communities, employees, and the environment from converting truck traffic from busy interstates and highways to rail. A combined CN-KCS route would also be shorter, faster and more direct than rail or truck competitors, resulting in improved efficiency, enhanced competition and greater options for customers. The fundamentally pro-competitive nature of the proposed CN-KCS combination, which will give customers better service options, is further enhanced by CN’s commitment to address any competitive concerns under the current merger rules without seeking a waiver, as CP has done.

In the 72 hours since news of the CN Proposal was made public, CN has engaged in numerous discussions with its customers and other stakeholders about the proposal and how a combined CN-KCS will deliver exceptional value and new, highly competitive single-line services. Already, customers are expressing enthusiasm about the CN Proposal, and many have expressed a desire to write letters of support that we will be sharing with the Board in the coming days.

Second, a combined CN-KCS would remain only the fifth largest railroad in the United States – both on a track-mile basis and on an operating revenue basis. And as the Board is well aware, the fiercest and most aggressive “competitor” to the freight rail industry is the trucking industry, which has a dominant market share for the transportation of most commodities – including intermodal traffic. The principal public benefit from a CN-KCS transaction will be the creation of a seamless, integrated North American railway that can compete head-to-head for long-haul intermodal movements that move via truck.

CP’s general claim that a CN-KCS would be “anticompetitive” appears premised on both a gross overstatement of the actual competitive overlap and the assumption that not a single thing would be done to maintain rail competition for the small number of customers served by both CN and KCS. But as CP knows well, the major merger rules and Board precedent require remedies to address any reduction of competition for the handful of customer facilities that are served by both CN and KCS.

Moreover, CN is committed to working with customers that are dual-served by CN and KCS to ensure that they would not become sole-served as a result of a CN-KCS transaction. CN and KCS have limited overlap—amounting to approximately 1% of their total network, and a very limited number of customers are served only by CN and KCS (so-called 2-to-1 customers). If KCS chooses to partner with CN, CN will propose effective solutions, working closely with these customers to ensure that no customer will become sole served as a result of the transaction.

Furthermore, CN would commit to keep all existing gateways between KCS and other rail carriers open on commercially reasonable terms, including the Kansas City gateway between KCS and CP.

Many of CP’s other alleged concerns fall apart upon quick examination. For example, CP complains that KCS and CN “both reach the Port of Mobile, Alabama” without noting that the Port is served by multiple other railroads, including Class Is. And CP’s partial quotation from CN-IC ignores the context and holding of that decision, which recognized that a CN-KCS marketing alliance did not raise concerns precisely because the Board recognized that their networks were complementary and largely not overlapping.

Finally, the Board should disregard CP’s suggestion that it would be compelled to pursue a merger with another Class I railroad if KCS chose to combine with CN. Over the past decade, it is CP that has made multiple attempts to merge with different Class I railroads. CP’s effort to acquire KCS is their latest such effort. If CP in the future finds a willing Class I partner, the current merger rules plainly would apply and provide the STB with the opportunity to ensure that any such transaction would be in the public interest.

CN’s confidence about its ability to prove that its transaction is pro-competitive is demonstrated by its willingness to comply with the current merger rules, including the requirement that applicants demonstrate enhanced competition. CP apparently is not. CP instead has resisted the application of those rules—despite comments from multiple leading shipper associations requesting that the new rules be applied. CP wants older, less demanding rules to apply to its merger, but if KCS chooses instead to pursue a combination with CN, then CP claims that greater scrutiny is required. The STB should instead provide a level playing field.

In sum, CN urges the STB to review any proposed acquisition of KCS under its current merger guidelines. Doing so would provide the STB and all interested stakeholders with a forum and tools to fully vet the proposed transaction. As CN argued in the Notice of Intent it filed in Finance Docket No. 36514, “mergers involving KCS should not be subject to a different set of rules.”2 A truly pro-competitive transaction that is supported by detailed plans to assure service and demonstrated public interest benefits can and should be approved under the current merger rules. That is exactly the transaction that CN will present for the Board’s approval if KCS and its shareholders choose to partner with CN.

Sincerely,

/s/ Raymond A. Atkins, Ph.D.

cc:	Parties of Record in FD 36500

For more information about CN’s superior proposal to combine with KCS, please visit www.ConnectedContinent.com.

[2]

See Notice of Intent to File Application, Finance Docket No. 36514, at 4 (filed April 20, 2021) (“CN believes that the current major merger rules should be applied to a transaction involving KCS, and that mergers involving KCS should not be subject to a different set of rules. CN believes that its proposed transaction can satisfy all elements of the Major Rail Consolidation Procedures rules, and it is prepared to submit a robust application under those rules.”)

Forward Looking Statements

Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; uncertainties as to whether KCS will cooperate with CN regarding the proposed transaction; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This news release relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This news release is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.

Contacts:

Media Canada Mathieu Gaudreault CN Media Relations & Public Affairs (514) 249-4735 Mathieu.Gaudreault@cn.ca	Investment Community Paul Butcher Vice-President Investor Relations (514) 399-0052 investor.relations@cn.ca

Longview Communications & Public Affairs Martin Cej (403) 512-5730 mcej@longviewcomms.ca

United States Brunswick Group Jonathan Doorley / Rebecca Kral (917) 459-0419 / (917) 818-9002 jdoorley@brunswickgroup.com rkral@brunswickgroup.com

The following is the transcript of the video communication linked in the social media postings set forth above and made available through the website www.connectedcontinent.com, a website maintained by CN providing information relating to its proposed merger with Kansas City Southern (“KCS”):

The Future: Connecting the Continent

CN and KCS: Safer. Faster. Cleaner. Stronger.

Over the past 25 years CN has steadily expanded its footprint. By acquiring partners and railroads, it has enabled us to become a leading North American transportation company. CN’s extended network benefits our customers, with access to three coasts, moving their products to market, safely and efficiently.

1995: Solid Canadian Footprint

CN Network at Privatization

1998 – 2004: Building a Three Coast Access

Illinois Central Railway (IC) with Scheduled Railroading Talent

Wisconsin Central Railway (WC)

British Columbia Railway (BC Rail)

Great Lakes Transportation (GLT)

2006-2008: Solidifying Our Reach

Savage Alberta Railway (SAR)

Mackenzie Northern Railway (MNR)

Lakeland & Waterways Railway (LWR)

Central Western Railway (CWR)

Athabasca Northern Railway (ANR)

Chemin de fer de la Matapédia et du Golfe (CMG)

Ottawa Central Railway (OCR)

New Brunswick East Coast Railway (NBECR)

Compagnie de gestion de Matane (CM)

2009: Structural Advantage in Chicago

Elgin, Joliet and Eastern Railway (EJ&E)

2019: Further Expanding Our Reach

TransX

H&R

The Future: Connecting the Continent

CN and KCS: Safer. Faster. Cleaner. Stronger.

CN: www.connectedcontinent.com

Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; uncertainties as to whether KCS will cooperate with CN regarding the proposed transaction; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.